EXHIBIT 99.1

EXECUTION VERSION

Underwriting Agreement

October 24, 2013

The Selling Shareholders named in Schedule 1 hereto
c/o Pershing Square Capital Management, L.P.
888 Seventh Ave.
42nd Floor
New York, NY 10019
Attention: Steve Milankov, Ramy Saad and Ben Hakim

Canadian Pacific Railway Limited
500, 401 – 9th Avenue S.W.
Calgary, Alberta
T2P 4A4
Attention: Brian Grassby

Senior Vice-President and Chief Financial Officer

Credit Suisse Securities (USA) LLC, as lead underwriter (the “Lead Underwriter”), and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (together with the Lead Underwriter, the “Underwriters”) understand that certain Shareholders identified in Schedule 1 hereto (the “Selling Shareholders”) of Canadian Pacific Railway Limited, a corporation organized under the laws of Canada (the “Corporation”), propose to sell 5,965,304 Common Shares (as hereinafter defined) (the “Offered Shares”).  Upon and subject to the terms and conditions set forth below, the Underwriters hereby severally, but not jointly, agree to purchase from the Selling Shareholders, in the respective percentages provided for in Article 15 hereof, and by their acceptance hereof the Selling Shareholders agree to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all of the Offered Shares at a price of $139.94 per Offered Share (the “Purchase Price”).

The agreement resulting from the acceptance of this letter by the Selling Shareholders and the Corporation (herein referred to as “this Agreement”) shall be subject to the following additional terms and conditions:

ARTICLE 1
Definitions

Section 1.01.  In this Agreement:

“Canadian Final Base Shelf Prospectus” means the English and French language versions (unless the context otherwise requires) of the final short form base shelf prospectus dated August 2, 2013, relating to the offering from time to time of up to $2,500,000,000 of Common Shares, first preferred shares, second preferred shares, subscription receipts, warrants and units and, unless the context otherwise requires, includes all documents incorporated or deemed to be incorporated therein by reference;

“Canadian Prospectus” means the English and French language versions (unless the context otherwise requires) of the prospectus supplement relating to the Offered Shares and including the Canadian Final Base Shelf Prospectus and, unless the context otherwise requires, includes all documents incorporated or deemed to be incorporated therein by reference (including, for greater certainty, any Marketing Materials provided to potential purchasers of the Offered Shares in accordance with Section 2.04 hereof);

“Canadian Securities Laws” means the securities acts or similar statutes of each of the Provinces and Territories and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

“Closing Date” means October 30, 2013 or such other date as the Lead Underwriter, the Selling Shareholders and the Corporation may agree upon in writing, but in any event not later than November 6, 2013;

“Closing Time” means 8:30 a.m. (New York time) on the Closing Date or such other time on the Closing Date as the Lead Underwriter, the Selling Shareholders and the Corporation may agree upon;

“Common Shares” means the common shares in the capital of the Corporation;

“comparables” has the meaning attributed thereto in NI 44-102;

“Corporation” has the meaning specified in the first paragraph of this Agreement;

“Designated Underwriter” means the Canadian registered dealer affiliate of the Lead Underwriter;

“Disclosure Package” means (i) the U.S. Final Base Shelf Prospectus, (ii) the Issuer Free Writing Prospectuses, if any, and the pricing information identified in Annex E hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

“distribution” has the meaning attributed thereto under applicable Canadian Securities Laws;

“EDGAR” means the SEC’s Electronic Data-Gathering, Analysis and Retrieval system;

“Effective Date” means the time on August 6, 2013 that the Registration Statement became effective;

“Environmental Laws” shall mean any Canadian, United States and other applicable domestic, foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants;

“Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;

“Final Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

“Financial Information” means, collectively,

(a)      the audited comparative consolidated financial statements of the Corporation as at December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 including the auditors’ reports and notes in respect thereof; and

(b)      the unaudited interim comparative consolidated financial statements of the Corporation as at September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012 and including the notes in respect thereof;

“Form F-10” means Form F-10 under the U.S. Securities Act;

“Form F-X” has the meaning specified in Section 2.01(f);

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

“Indemnified Parties”, “Indemnified Party” and “Indemnifying Party” have the meanings specified in Section 13.03;

“Initial Sale Time” means 4:00 p.m., New York City time, on October 24, 2013;

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, of the Corporation;

“Lead Underwriter” has the meaning specified in the first paragraph of this Agreement;

“Lock-Up Period” has the meaning specified in Section 7.02;

“Marketing Materials” has the meaning attributed thereto in NI 41-101;

“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Canadian Securities Laws;

“material” or “materially”, when used in relation to the Corporation, means material in relation to the Corporation and its Subsidiaries taken as a whole;

“Material Subsidiaries” means a Subsidiary of the Corporation provided, however, such term shall not include a Subsidiary if the amount of the Corporation’s share (based on its percentage ownership of voting interests of such Subsidiary) of the total assets or total revenues of such Subsidiary does not exceed 10% of the consolidated assets of the Corporation or the consolidated revenues of the Corporation in each case as at and for the period ending on the date of the most recent audited financial statements of the Corporation;

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements adopted by the Securities Commissions;

“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions adopted by the Securities Commissions;

“NI 44-102” means National Instrument 44-102 — Shelf Distributions adopted by the Securities Commissions;

“NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions;

“Offered Shares” has the meaning specified in the first paragraph of this Agreement;

“Offering Documents” means the Canadian Final Base Shelf Prospectus, the Canadian Prospectus, any Marketing Materials, the Registration Statement, the U.S. Prospectus, any Issuer Free Writing Prospectus and any Prospectus Amendment;

“Passport Receipt” means the receipt issued by the Principal Regulator, which is deemed to also be a receipt of the other Securities Commissions pursuant to the Passport System, for the Canadian Final Base Shelf Prospectus;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 — Passport System adopted by the Securities Commissions (other than Ontario) and NP 11-202;

“Principal Regulator” means the Alberta Securities Commission;

“Prospectus Amendment” means the English and French language versions (unless the context otherwise indicates) of any amendment to, or amended and restated version of, the Canadian Prospectus or any portion thereof that is filed with the Securities Commissions prior to the conclusion of the distribution of the Offered Shares (including, for greater certainty, any additional prospectus supplement filed in respect of the Canadian Final Base Shelf Prospectus in connection with this offering), other than merely by incorporation by reference of Subsequent Disclosure Documents;

“provide”, in the context of sending or making available Marketing Materials to a potential purchaser of Offered Shares, has the meaning attributed thereto in NI 44-102;

“Provinces and Territories” means all of the provinces and territories of Canada;

“Public Record” means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, all documents incorporated by reference in the Canadian Prospectus and any other information filed with the Securities Commissions in compliance or intended compliance with any Canadian Securities Laws;

“Purchase Price” has the meaning specified in the first paragraph of this Agreement;

“Registration Rights Agreement” means the registration rights agreement dated July 29, 2013 between the Corporation and Pershing Square Capital Management, L.P.;

“Registration Statement” means the registration statement on Form F-10 (File No. 333-190229) covering the registration of the Offered Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the exhibits thereto and the documents incorporated or deemed to be incorporated by reference therein, as amended at the Effective Date, including any post-effective amendment thereto, and including any prospectus supplement relating to the Offered Shares, that is filed with the SEC and deemed part of such registration statement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the securities commissions or similar securities regulatory authorities in the Provinces and Territories;

“Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firms” has the meaning specified in Section 5.01(a);

“Selling Shareholders” has the meaning specified in the first paragraph of this Agreement;

“Selling Shareholders Information” means the information and statements relating to the Selling Shareholders contained, and provided by any Selling Shareholder in writing to the Corporation or the Underwriters for inclusion, in any Offering Document or any amendments thereto, and shall be deemed to include (i) the information under the heading “Selling Shareholder” in the Canadian Final Base Shelf Prospectus and the Registration Statement, and (ii) the information contained in the Final Prospectuses under the headings “Selling Shareholder” and “Relationship Between the Selling Shareholder and Certain Underwriters” and the information with respect to the Selling Shareholders in the first paragraph on the cover page thereof (not including italicized legends);

“Subsequent Disclosure Documents” means any financial statements, management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Corporation after the Execution Time which are, or are deemed to be, incorporated by reference into the Final Prospectuses or any Prospectus Amendment;

“Subsidiary” means a “subsidiary” as defined in the Canada Business Corporations Act or, with respect to an entity other than a corporation, means an entity in which the Corporation directly or indirectly owns not less than 50% of the voting, capital or income interests;

“template version” has the meaning attributed thereto in NI 41-101 and includes any revised template version of Marketing Materials as contemplated in NI 44-102;

“Translated Material” means the French language version of the documents, disclosure, information or material contained or incorporated by reference in the Canadian Prospectus, the translation of which into the French language has been completed by the Corporation which shall include, for greater certainty, all such documents, disclosure, information or material not otherwise the subject of an opinion delivered by the Corporation’s Québec counsel or the Corporation’s auditors pursuant to Section 3.01(e) or 6.02;

“Underwriters” has the meaning specified in the first paragraph of this Agreement;

“Underwriters Information” means the information and statements relating to the Underwriters contained, and provided by the Lead Underwriter in writing to the Corporation for inclusion, in any Offering Document and any amendments thereto, and shall be deemed to include the information with respect to the Underwriters contained in the Final Prospectuses in the paragraphs under the heading “Underwriting” related to market-making, stabilizing and short-selling transactions;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Base Shelf Prospectus” means the short-form prospectus included in the Registration Statement at the time it became effective (including the documents incorporated by reference therein);

“U.S. Prospectus” means the U.S. Final Base Shelf Prospectus together with the prospectus supplement relating to the Offered Shares, including any documents incorporated by reference therein, in the form first filed with the SEC pursuant to General Instruction II.L. of Form F-10, and any amendment or supplement thereto;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all of the applicable federal and state securities laws and regulations of the United States, including without limitation the U.S. Securities

Act, the U.S. Exchange Act and the respective rules and regulations of the SEC thereunder.

Any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Canadian Final Base Shelf Prospectus, the Canadian Prospectus, or the U.S. Prospectus shall be deemed to refer to and include the filing of any document under the Securities Laws or the U.S. Exchange Act after the Effective Date of the Registration Statement, the date of the Canadian Final Base Shelf Prospectus, or the filing date of the Canadian Prospectus or the U.S. Prospectus, as the case may be, deemed to be incorporated therein by reference.

ARTICLE 2
Filing of Prospectuses

Section 2.01.  The Corporation represents, warrants and covenants to and with the Underwriters and the Selling Shareholders and acknowledges that the Underwriters and the Selling Shareholders are relying thereon in connection with the purchase and sale of the Offered Shares, that:

(a)      the Corporation is eligible, in accordance with the provisions of NI 44-101 and NI 44-102, to file a short form prospectus and a shelf prospectus, respectively, in each of the Provinces and Territories, and the Alberta Securities Commission is the principal regulator for the Corporation under the Passport System for purposes of the filing of the Canadian Prospectus;

(b)      the Corporation meets the general eligibility requirements for use of Form F-10;

(c)      the Corporation has filed under and as required by Canadian Securities Laws the Canadian Final Base Shelf Prospectus with the Securities Commissions pursuant to the Passport System and obtained a Passport Receipt therefor evidencing that final receipts of the Securities Commissions in each of the Provinces and Territories have been issued, a copy of which has been provided to the Underwriters;

(d)      no order suspending the distribution of the Offered Shares has been issued by any of the Securities Commissions and no proceeding for that purpose has been initiated or, to the knowledge of the Corporation, threatened by any of the Securities Commissions;

(e)      the Corporation has filed with the SEC a registration statement on Form F-10 (File No. 333-190229) covering the registration of the Offered Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, including the U.S. Final Base Shelf Prospectus;

(f)      the Corporation has filed with the SEC an Appointment of Agent for Service of Process and Undertaking for the Corporation on Form F-X in conjunction with the initial filing of the registration statement on Form F-10 referred to in Section 2.1(e) (the “Form F-X”);

(g)      the Corporation shall, under the Canadian Securities Laws, as soon as possible and in any event by 5:00 p.m. (New York time) on October 28, 2013 (or in any case, by such later date or dates as may be determined by the Lead Underwriter in its sole discretion) and on a basis acceptable to the Underwriters and the Selling Shareholders, prepare and file the Canadian Prospectus and all such other documents as are required under Canadian Securities Laws with each of the Securities Commissions in order to enable the Offered Shares to be offered and sold to the public in each of the Provinces and Territories through the Underwriters or any other investment dealer or broker registered under Canadian Securities Laws;

(h)      the Corporation shall, immediately after the filing of the Canadian Prospectus but no later than 5:00 p.m. (New York time) on October 28, 2013 (or in any case, by such later date or dates as may be determined by the Lead Underwriter in their sole discretion) and on a basis acceptable to the Underwriters and the Selling Shareholders, prepare and file with the SEC pursuant to the multi-jurisdictional disclosure system the U.S. Prospectus and otherwise fulfill all legal requirements to enable the Offered Shares to be offered and sold to the public in the United States;

(i)      on the date of and upon filing of the Canadian Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required; and

(j)      the Offered Shares are listed, and as of the Closing Time will be listed, on the Toronto Stock Exchange and the New York Stock Exchange.

Section 2.02.      The Corporation agrees to allow the Underwriters and the Selling Shareholders, prior to the filing of any Offering Documents filed or required to be filed following the execution of this Agreement, to participate fully in the preparation of, and approve the form and content of, such Offering Documents and such other documents as may be required under the Securities Laws to qualify the distribution of the Offered Shares in the Provinces and Territories and in the United States, and to allow the Underwriters and the Selling Shareholders to conduct all due diligence which the Underwriters and the Selling Shareholders, as applicable, may reasonably require in order to:

(a)      confirm the Public Record is accurate and current in all material respects;

(b)      with respect to the Underwriters, fulfill the Underwriters’ obligations as underwriters; and

(c)      enable the Underwriters or their Canadian affiliates and, if required under Canadian Securities Laws, the Selling Shareholders to responsibly execute the certificates in the Canadian Prospectus required to be executed by the Underwriters or their Canadian affiliates and, if required, the Selling Shareholders.

Section 2.03.  After the filing of the Final Prospectuses and until the conclusion of the distribution of the Offered Shares, the Corporation shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Offered Shares in each of the Provinces and Territories and in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

Section 2.04.  During the distribution of the Offered Shares:

(a)      the Corporation shall prepare, in consultation with the Designated Underwriter, and approve in writing, prior to such time any Marketing Materials are provided to potential purchasers in Canada of Offered Shares, a template version of any Marketing Materials reasonably requested to be provided by the Underwriters to any such potential purchaser in Canada, such Marketing Materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)      the Designated Underwriter shall, on behalf of the Underwriters, approve a template version of any such Marketing Materials in writing prior to the time such Marketing Materials are first provided to any potential purchaser in Canada of Offered Shares;

(c)      the Corporation shall file a template version of the English version of any such Marketing Materials on SEDAR as soon as reasonably practical after such Marketing Materials are so approved in writing by the Corporation and the Designated Underwriter and in any event on or before the date the Marketing Materials are first provided to any potential purchaser in Canada of Offered Shares, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such Marketing Materials to the Securities Commissions), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing.  The French language version of any such Marketing Materials shall be filed on SEDAR prior to or concurrently with the filing of the Canadian Prospectus as contemplated herein and a copy thereof shall be delivered to the Underwriters as soon as practicable following such filing;

(d)      following the approvals and filings set forth in Section 2.04(a) to Section 2.04(c) above, the Underwriters may provide a limited use version (as defined in NI 41-101) of such Marketing Materials to potential purchasers in Canada of Offered Shares in accordance with Canadian Securities Laws; and

(e)      the Corporation shall prepare and file on SEDAR with the Securities Commissions a revised template version of any Marketing Materials provided to potential purchasers of the Offered Shares where required under Canadian Securities Laws.

The Corporation, each Selling Shareholder and each Underwriter, on a several basis, covenants and agrees not to provide any potential purchaser in Canada of Offered Shares with any Marketing Materials except for Marketing Materials which have been approved as contemplated in this Section 2.04.

ARTICLE 3
Delivery of the Prospectuses and Related Documents

Section 3.01.      The parties hereto acknowledge that the Corporation has delivered to the Lead Underwriter and the Selling Shareholders electronic copies of the Canadian Final Base Shelf Prospectus in the form filed with the Securities Commissions and of the U.S. Final Base Shelf Prospectus in the form filed with the SEC.  The Corporation shall deliver or cause to be delivered to the Underwriters, the Selling Shareholders and their respective counsel the documents set out below at the respective times indicated:

(a)      prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Canadian Prospectus, copies of the Canadian Prospectus, in the English and French languages, signed as required by the Canadian Securities Laws;

(b)      prior to or contemporaneously, as nearly as practicable, with the filing thereof with the SEC, copies of the U.S. Prospectus, as filed with the SEC;

(c)      as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Canadian Securities Laws, signed as required by the Canadian Securities Laws, and any amendment to the Registration Statement or U.S. Prospectus;

(d)      as soon as they are available, copies of any documents incorporated by reference in or exhibits to the Canadian Prospectus, the U.S. Prospectus, the Registration Statement or any amendment to any of them which have not been previously available on SEDAR, EDGAR or delivered to the Underwriters and the Selling Shareholders;

(e)      at the time of delivery to the Underwriters and the Selling Shareholders  of the French language version of the Canadian Prospectus or any Prospectus Amendment pursuant to this Section 3.01, an opinion or opinions of the Corporation’s Québec counsel, dated the date of each of the Canadian Prospectus and any Prospectus Amendment, as the case may be, to the effect that, except for the Translated Material, each of the Canadian Prospectus and such Prospectus Amendment, as the case may be, in the French language, together with any document or information in the French language incorporated by reference therein, is in all material respects a complete and proper translation thereof in the English language; and

(f)      at the Execution Time and immediately prior to the time of filing with the Securities Commissions of the Canadian Prospectus and any Prospectus Amendment, as the case may be, comfort letters from the Corporation’s auditors (including, for greater certainty, Deloitte LLP (“Deloitte”) as the current auditors of the Corporation and PricewaterhouseCoopers LLP (“PWC”) as the former auditors of the Corporation) addressed to the Underwriters and the Selling Shareholders and dated the date of this Agreement, the Canadian Prospectus or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its Subsidiaries contained in any such document, the Registration Statement, the Disclosure Package and the U.S. Prospectus or any documents incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter.  Such letter shall also state that such auditors are (and, in the case of PWC, were at the relevant times) independent public accountants within the meaning of Canadian Securities Laws and the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the financial statements of the Corporation included or incorporated by reference in the Canadian Prospectus, the U.S. Prospectus, the Registration Statement and any Prospectus Amendment, as the case may be, comply as to form in all material respects with the published accounting requirements of Canadian Securities Laws and the U.S. Securities Act and the related regulations and with the applicable accounting requirements of Canadian Securities Laws and the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC, including the applicable requirements of Form F-10, applied on a consistent basis throughout the periods involved.

Section 3.02.  The delivery to the Underwriters of the filed Canadian Prospectus shall constitute a representation and warranty to the Underwriters and the Corporation by the Selling Shareholders (as to the Selling Shareholders Information only) and by the Corporation to the Underwriters and the Selling Shareholders (as to all other information and statements) that:

(a)      the information and statements contained in the Canadian Prospectus (except any Underwriters Information therein), constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares; and

(b)      the Canadian Prospectus does not contain a misrepresentation within the meaning of Canadian Securities Laws.

Such delivery shall also constitute the consent of the Corporation and the Selling Shareholders to the use of the Canadian Prospectus by the Underwriters in connection with the distribution of the Offered Shares in the Provinces and Territories.

Section 3.03.  The Corporation hereby represents, warrants and covenants to the Underwriters and the Selling Shareholders as follows:

(a)      the documents incorporated by reference in the Canadian Prospectus, when they were filed with the Securities Commissions, and in the U.S. Prospectus, when they were filed with the SEC, conformed in all material respects to the requirements of the Securities Laws; and any further documents incorporated or deemed to be incorporated by reference in the Canadian Prospectus, the Registration Statement and the U.S. Prospectus, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of the Securities Laws;

(b)      on the Effective Date the Registration Statement did, and on the date it is first filed and at the Closing Time, the U.S. Prospectus will, conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date first filed the Canadian Final Base Shelf Prospectus conformed, and on the date the Canadian Prospectus is first filed and at the Closing Time the Canadian Prospectus will conform, in all material respects with the applicable requirements of Canadian Securities Laws; each of the Registration Statement as of the Effective Date and the Canadian Final Base Shelf Prospectus on the date first filed did not, and each of the Canadian Prospectus and the U.S. Prospectus as of their respective filing dates and as of the Closing Time will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with Underwriters Information or Selling Shareholders Information included in the Registration Statement, the Canadian Final Base Shelf Prospectus, the Canadian Prospectus, or the U.S. Prospectus;

(c)      as of the date of this Agreement, as of the Initial Sale Time and as of the Closing Time, each of (i) the Disclosure Package, and (ii) any Marketing Materials, in the case of (ii) when taken together as a whole with the Disclosure Package, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with Underwriters Information or Selling Shareholders Information included therein;

(d)      at the earliest time that the Corporation or another offering participant makes a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Offered Shares, the Corporation will not be an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; provided that the Lead Underwriter has notified the Corporation of the earliest time that an offering participant makes a bona fide offer of the Offered Shares; and

(e)      each Issuer Free Writing Prospectus will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the U.S. Prospectus or the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Corporation will notify promptly the Lead Underwriter so that any use of the U.S. Prospectus and the Disclosure Package may cease until it is amended or supplemented.

ARTICLE 4
Commercial Copies of Prospectuses

Section 4.01.  The Corporation shall deliver to the Underwriters, as soon as practicable and in any event no later than noon (local time) on the business day following the date of the filing of the Canadian Prospectus with the Securities Commissions, at offices designated by the Underwriters, such number of commercial copies of the Canadian Prospectus and the U.S. Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than the day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Canadian Prospectus and the U.S. Prospectus.  The Corporation shall, as soon as possible following a request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Canadian Prospectus and the U.S. Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

Section 4.02.  The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters pursuant to Section 4.01, the number of copies of any documents incorporated, or containing information incorporated by reference in the Canadian Prospectus or the U.S. Prospectus and of any Subsequent Disclosure Documents which the Underwriters may from time to time reasonably request.

ARTICLE 5
Distribution of Common Shares

Section 5.01.  Each of the Underwriters covenants and agrees with the Corporation and the Selling Shareholders:

(a)      to offer the Offered Shares for sale to the public in Canada and the United States, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the “Selling Firms”), only in compliance with all applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Prospectus Amendment and this Agreement; and

(b)      to use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Offered Shares as soon as possible after the Closing Time.

Section 5.02.  The Underwriters may offer the Offered Shares at a price less than the Purchase Price in compliance with Securities Laws and, specifically in the case of any Offered Shares offered in the Provinces and Territories, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Canadian Prospectus.

Section 5.03.  For the purposes of this Article 5, the Underwriters shall be entitled to assume that the distribution of the Offered Shares is qualified in each of the Provinces and Territories and that the Offered Shares are registered under U.S. federal securities laws unless the Underwriters receive notice to the contrary from the Corporation or any applicable securities regulatory authority.

Section 5.04.  No Underwriter will be liable to the Corporation or any Selling Shareholder under this Article 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) or the Corporation or a Selling Shareholder under this Agreement if the Underwriter first mentioned is not itself in violation.

Section 5.05.  The Lead Underwriter will notify the Corporation and the Selling Shareholders when, in their opinion, the Underwriters have ceased distribution of the Offered Shares and shall, as soon as practicable, provide the Corporation with a breakdown of the number of Offered Shares distributed in each of the Provinces and Territories where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

ARTICLE 6
Material Changes

Section 6.01.  During the period from the date hereof until the completion of the distribution of the Offered Shares and at any time when a prospectus relating to the Offered Shares is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), (i) the Selling Shareholders (as to Selling Shareholders Information only) shall promptly notify the Corporation and the Underwriters, and (ii) the Corporation shall promptly notify the Selling Shareholders and the Underwriters, in each case in writing, with full particulars of:

(a)      any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation or any of its Subsidiaries; or

(b)      any change in any matter covered by a statement contained in any Offering Document or any Subsequent Disclosure Document or amendment or supplement to any of them; or

(c)      any other event or circumstance in respect of the Corporation or its Subsidiaries;

of which it is aware and which:

(i)      is, or may be, of such a nature as to render the Canadian Prospectus, any Marketing Materials or any Prospectus Amendment misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any of the Canadian Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares, or

(ii)      results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Prospectus, in the light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement or the U.S. Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

The Corporation and the Selling Shareholders, as applicable, shall in good faith discuss with the Lead Underwriter on behalf of the Underwriters any change, event or circumstance (actual or proposed within the knowledge of the Corporation or the Selling Shareholders, as applicable) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in Section 6.02 below.

Section 6.02.  The Corporation shall promptly comply to the reasonable satisfaction of the Underwriters and the Selling Shareholders and their respective counsel with any applicable filing and other requirements under the Securities Laws arising as a result of any change, event or circumstance referred to in Section 6.01 above and the Corporation shall prepare and file under all applicable Securities Laws, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement as may be required under applicable Securities Laws; provided that the Corporation shall allow the Underwriters and the Selling Shareholders and their respective counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters or their Canadian affiliates and, if required under Canadian Securities Laws, the Selling Shareholders to responsibly execute the certificate required to be executed by them in any Prospectus Amendment, and the Underwriters and the Selling Shareholders shall have approved the form of any Prospectus Amendment or amendment or supplement to the Registration Statement, such approval not to be unreasonably withheld and to be provided in a timely manner.  The Corporation shall further promptly deliver to the Underwriters, the Selling Shareholders and their respective counsel a copy of each Prospectus Amendment or amendment or supplement to the Registration Statement signed as required by applicable Securities Laws, and each Subsequent Disclosure Document, in the English and French languages, such number of commercial copies of each Prospectus Amendment or amendment or supplement to the Registration Statement as the Underwriters may reasonably request, in the same manner as set forth in Section 4.02 hereof, as well as opinions and letters with respect to each such Prospectus Amendment or amendment or supplement to the Registration Statement or any Marketing Materials filed on SEDAR following the filing of the Canadian Prospectus substantially similar to those referred to in Section 3.01(e) and (f) above.

Section 6.03.  The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Selling Shareholders (as to the Selling Shareholders Information only) and the Corporation, with respect to the Canadian Prospectus, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters and the Selling Shareholders as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of Section 3.02 above.  Such delivery shall also constitute the consent of the Corporation and the Selling Shareholders to the use of the Canadian Prospectus, as amended, by the Underwriters in connection with the distribution of the Offered Shares in the Provinces and Territories and elsewhere outside the United States and to the use of the U.S. Prospectus, as amended, by the Underwriters in connection with the offer and sale of the Offered Shares in the United States.

Section 6.04.  During the period commencing on the date hereof and ending on the completion of the distribution of the Offered Shares, the Corporation will promptly inform the Underwriters and the Selling Shareholders of the full particulars of:

(a)      any request of any Securities Commission or the SEC for any amendment to any Offering Document or any Subsequent Disclosure Document or any part of the Public Record or for any additional information;

(b)      the issuance by any Securities Commission, the SEC or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; or

(c)      the receipt by the Corporation of any communication from any Securities Commission, the SEC, the Toronto Stock Exchange, the New York Stock Exchange or any other competent authority relating to any Offering Document, any Subsequent Disclosure Document or any other part of the Public Record or the distribution of the Offered Shares.

ARTICLE 7
Representations, Warranties and Covenants of the Corporation

Section 7.01.  The Corporation represents, warrants and covenants to and with the Underwriters and the Selling Shareholders and acknowledges that the Underwriters and the Selling Shareholders are relying thereon in connection with the purchase and sale of the Offered Shares, that:

(a)      each of the Corporation and its Subsidiaries has been duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own or lease its assets;

(b)      the Corporation has no Material Subsidiaries other than Canadian Pacific Railway Company, Soo Line Corporation, Soo Line Railroad Company, Mount Stephen Properties Inc. and Dakota, Minnesota & Eastern Railroad Corporation;

(c)      each of the Corporation and its Material Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business except where the failure to be so qualified would not reasonably be expected to materially adversely affect the assets, business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole;

(d)      the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Corporation or any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any lien, security interest or encumbrance on its properties or assets under, any term or provision of the articles, by-laws or resolutions of the Corporation, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of its Subsidiaries is a party or by which it or they are bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation, which default or breach might reasonably be expected to materially adversely affect the assets, business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole;

(e)      the Corporation has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by the Corporation and is a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms subject to the general qualifications that:

(i)       enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)      equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

(iii)     rights of indemnity contained in this Agreement may be limited under applicable law;

(f)      no consent, approval, authorization, order, permit, license, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by this Agreement except such as have been obtained under applicable Securities Laws;

(g)      other than as disclosed in the Final Prospectuses and the Disclosure Package, there has not been any material adverse change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and its Subsidiaries, taken as a whole, from the position set forth in the Financial Information as at and for the year ended December 31, 2012;

(h)      the Financial Information presents fairly in all material respects the financial condition, results of operations and cash flows of the Corporation on a consolidated basis as of the dates and for the periods indicated, complies as to form with the applicable accounting requirements of applicable Canadian Securities Laws and the U.S. Securities Act and has been prepared in conformity with U.S. generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as otherwise noted therein);

(i)      the description of the assets and liabilities of the Corporation and its Subsidiaries, taken as a whole, set forth in the Financial Information fairly presents, in accordance with U.S. generally accepted accounting principles consistently applied, the financial position and condition of the Corporation and its Subsidiaries, taken as a whole, as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation and its Subsidiaries, as at the dates thereof;

(j)      except as disclosed in the Final Prospectuses and the Disclosure Package, there are no actions, suits, proceedings or inquiries pending or (to the knowledge of the Corporation) threatened against or affecting the Corporation or any of its Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affect, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole, or which affect or may affect the distribution of the Offered Shares;

(k)      except as disclosed in the Final Prospectuses and the Disclosure Package, since December 31, 2012, neither the Corporation nor any of its Subsidiaries has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Corporation and its Subsidiaries, taken as a whole;

(l)      the information and statements set forth in the Public Record were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(m)        the Corporation is a “reporting issuer” or has equivalent status in each of the Provinces and Territories within the meaning of the Canadian Securities Laws in such Provinces and Territories and since December 31, 2012, the Corporation has not received any correspondence or notice from a Securities Commission concerning a review of any of the Corporation’s continuous disclosure documents in respect of which any matters remain outstanding;

(n)      PricewaterhouseCoopers LLP, who have audited or reviewed the Financial Information and delivered their reports with respect to the audited Financial Information (as at December 31, 2010 and for the year ended December 31, 2010), were at all relevant times independent chartered accountants with respect to the Corporation within the meaning of applicable Canadian Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder;

(o)      Deloitte & Touche LLP, who have audited or reviewed the Financial Information and delivered their reports with respect to the audited Financial Information (as at December 31, 2012 and 2011 and for each of the years in the two year period ended December 31, 2012), are independent chartered accountants with respect to the Corporation within the meaning of applicable Canadian Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder;

(p)      except as disclosed in the Final Prospectuses and the Disclosure Package, the Corporation and each of its Subsidiaries has filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(q)      except as disclosed in the Final Prospectuses and the Disclosure Package, no labor problem or dispute with the employees of the Corporation or any of its Subsidiaries exists or is threatened or imminent and the Corporation is not aware of any existing or imminent labor disturbance by the employees of any of its or its Subsidiaries’

principal suppliers, contractors or customers, in each case that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(r)      except as disclosed in the Final Prospectuses and the Disclosure Package, the Corporation and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Corporation or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Corporation and its Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no actual, potential or pending material claims by the Corporation or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Corporation nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole;

(s)      except as disclosed in the Final Prospectuses and the Disclosure Package, no Subsidiary of the Corporation is currently prohibited, directly or indirectly, from paying any dividends to the Corporation, from making any other distribution on such Subsidiary’s capital stock or other ownership interest, from repaying to the Corporation any loans or advances to such Subsidiary from the Corporation or from transferring any of such Subsidiary’s property or assets to the Corporation or any other Subsidiary of the Corporation;

(t)      except as disclosed in the Final Prospectuses and the Disclosure Package, the Corporation and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses except where the failure to possess such license, certificate, permit or other authorization would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole, and neither the Corporation nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(u)      the Corporation maintains a system of internal control over financial reporting in accordance with criteria set forth by the Committee of Sponsoring

Organizations of the Treadway Commission in “Internal Control Integrated Framework”, has assessed the effectiveness of those controls, and based on this assessment has determined that the Corporation maintains effective internal control over financial reporting sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(v)      except as disclosed in the Final Prospectuses and the Disclosure Package, the Corporation and its Subsidiaries (i) are and have been in compliance with Environmental Laws, (ii) have received, timely renewed and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and to own, lease and operate their respective properties and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive and comply with required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business; except as set forth in or contemplated in the Final Prospectuses and the Disclosure Package, neither the Corporation nor any of the Subsidiaries has been named as a “potentially responsible party” with respect to any material environmental issues under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian or domestic, foreign, federal, provincial, state, local or municipal legislation;

(w)        in the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on the business, operations and properties of the Corporation and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for the ownership, lease, operation, cleanup, or closure of properties or compliance with Environmental Laws, or any permit, license or other approval, any related constraints on operating activities and any potential liabilities to third parties); the Corporation also conducts pre-acquisition investigations of properties to identify potential violations of or liabilities under Environmental Laws, trains management personnel in the recognition of and proper response to incidents of non-compliance with Environmental Laws and establishes procedures for communicating such incidents to the Corporation’s designated responsible officer; on the basis of such review, except as set forth in the Final Prospectuses and the Disclosure Package, the Corporation has concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(x)      each of the Corporation and its Subsidiaries has fulfilled its obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974 (“ERISA”) and the regulations and published interpretations thereunder with respect to each “plan” (as defined in Section 3(3) of ERISA and such regulations and published interpretations) in which employees of the Corporation and its Subsidiaries are eligible to participate and each such plan (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA) is in material compliance with the presently applicable provisions of ERISA and such regulations and published interpretations; the Corporation and its Subsidiaries have not incurred any unpaid liability to the Pension Benefit Guaranty Corporation (other than for the payment of premiums in the ordinary course) or to any such plan under Title IV of ERISA;

(y)      each of the Corporation and its Subsidiaries has fulfilled all obligations under all pension and retirement plans (including any supplemental pension arrangement), health and welfare plans, profit sharing and other savings and employee plans in which employees of the Corporation and its Subsidiaries reporting to work in Canada are eligible to participate and each such plan is in, and has been administered in, material compliance with all applicable laws; all such plans that are registered pension plans are in material compliance with all investment, administration, solvency and funding requirements under applicable Canadian federal and provincial pension standards and tax laws, no event has occurred which could give rise to a partial or full termination of any such plan, no improper withdrawals or application of plan assets have been made, no governmental authority has imposed any restrictions on the payment or settlement of benefits under such plans, no solvency funding relief has been applied for or is expected to be applied for, and the aggregate actuarial present value of all liabilities on a plan termination basis does not presently exceed the aggregate fair market value of the assets of such plans by more than CDN$809 million as at September 30, 2013; all other such plans are fully funded or secured to the extent required, except as disclosed in the Final Prospectuses and the Disclosure Package, and no events have occurred which could give rise to immediate or accelerated funding of such other plans; the Corporation and its Subsidiaries have not received any claim or demand in respect of any employee plan and no claims are anticipated which would, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole; no changes to employee benefit plans have been negotiated or promised except as disclosed in the Final Prospectuses and the Disclosure Package;

(z)      except as disclosed in the Final Prospectuses and the Disclosure Package, the Corporation and each Subsidiary has good and sufficient title to all items of real property and improvements and to all equipment and personal property owned by each of them, in each case free and clear of any security interests, liens, encumbrances, duties, claims and other defects, except such as do not materially interfere with the use made or proposed to be made of such property by the Corporation or such Subsidiary and the real property, improvements, equipment and personal property held under lease by the

Corporation or any Subsidiary are held under valid, subsisting and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Corporation or such Subsidiary;

(aa)        the Corporation and its Subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Corporation’s business as now conducted or as proposed in the Final Prospectuses and the Disclosure Package to be conducted; except as set forth in the Final Prospectuses and the Disclosure Package, (i) there are no rights of third parties to any such Intellectual Property, except for any rights that may exist that would not, individually or in the aggregate, cause a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole; (ii) there is no material infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the knowledge of the Corporation, threatened action, suit, proceeding or claim by others challenging the Corporation’s rights in or to any such Intellectual Property, and the Corporation is unaware of any facts which would form a reasonable basis for any such claim; (iv) there is no pending or, to the knowledge of the Corporation, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Corporation is unaware of any facts which would form a reasonable basis for any such claim; and (v) there is no pending or, to the knowledge of the Corporation, threatened action, suit, proceeding or claim by others that the Corporation infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Corporation is unaware of any other fact which would form a reasonable basis for any such claim;

(bb)        all of the Translated Material contained in or incorporated by reference in the Canadian Prospectus and any Subsequent Disclosure Documents is in all material respects a complete and proper translation thereof in the English language;

(cc)        the Corporation is authorized to issue an unlimited number of Common Shares of which, as at October 23, 2013, 175,224,565 Common Shares were duly and validly issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable, and an unlimited number of First Preferred Shares, none of which are issued and outstanding as at the date hereof, and an unlimited number of Second Preferred Shares, none of which are issued and outstanding as at the date hereof;

(dd)        except as provided for herein and under the Corporation’s (i) management stock option incentive plan, (ii) directors’ stock option plan, (iii) standalone option agreements with each of Hunter Harrison and Keith Creel, and (iv) the shareholder rights plan agreement dated as of July 31, 2001, as amended and restated as of February 19, 2002, May 5, 2005, May 9, 2008 and May 12, 2011, no person now has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares; and no person has the right to require the Corporation or any of its Subsidiaries to qualify or register any securities for sale under the Canadian Securities Laws or the U.S. Securities Act by reason of the filing of the Canadian Prospectus or the U.S. Prospectus with any Securities Commission or the SEC or the filing of the Registration Statement with the SEC or the issuance and sale of the Offered Shares;

(ee)        no Securities Commission or similar regulatory authority or the Toronto Stock Exchange or the New York Stock Exchange or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any requirement of Securities Laws;

(ff)      the issued and outstanding Common Shares (including the Offered Shares) are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange;

(gg)        Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Common Shares in Canada and Computershare Trust Company NA has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the United States;

(hh)        the Corporation is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(ii)      the Corporation has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares;

(jj)      none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or representative of the Corporation or acting on behalf of the Corporation or any of its subsidiaries is aware of or has, directly or indirectly, (i) made or authorized any contribution, payment or gift to any foreign or domestic government official, employee, agency, authority or instrumentality or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift is prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada), or the rules and regulations promulgated thereunder;

(kk)        the operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with applicable money laundering laws of jurisdictions where the Corporation and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(ll)      none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the Government of Canada, Her Majesty’s Treasury, the European Union or any other relevant sanctions authority; and the Corporation will not directly or indirectly conduct business with any subsidiary, joint venture partner or other person or entity for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC, the Government of Canada, Her Majesty’s Treasury, the European Union or any other relevant sanctions authority;

(mm)      there is no franchise, contract or other document of a character required to be described in the Registration Statement, the Final Prospectuses or the Disclosure Package or to be filed as an exhibit thereto, which will not be described or filed as required; and the statements contained in or incorporated by reference into the Final Prospectuses and the Disclosure Package under the heading “Capital Structure” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, will be accurate and fair summaries of such legal matters, agreements, documents or proceedings;

(nn)        the Corporation will promptly file all reports required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Offered Shares, and during such same period will advise the Lead Underwriter and the Selling Shareholders, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order, cease trade order or of any order preventing or suspending the use of any prospectus relating to the Offered Shares, of the suspension of the qualification of the Offered Shares for offering or sale in any of the Provinces and Territories and the United States, of the initiation or threat, to the knowledge of the Corporation, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Canadian Prospectus, the Registration Statement or the U.S. Prospectus or for additional information relating to the Offered Shares; and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Offered Shares or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible; and

(oo)        the Corporation will timely file such reports pursuant to the U.S. Exchange Act as are necessary in order to make generally available to its securityholders an earnings statement for the purposes of, and to provide the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the U.S. Securities Act.

Section 7.02.  During the period commencing on the date hereof and ending on the date which is 90 days from the date of the Final Prospectuses contemplated hereunder (the “Lock-Up Period”), the Corporation will not, without the prior written consent of the Lead Underwriter, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Common Shares, or financial instruments or securities convertible or exchangeable into Common Shares, or publicly announce its intention to do so or file a prospectus or registration statement with a Securities Commission or the SEC in respect thereof, except pursuant to: (i) the Corporation’s management stock option incentive plan, (ii) the Corporation’s directors’ stock option plan, (iii) the Corporation’s shareholder rights plan, and (iv) any stock option plan established solely for the purpose of granting stock option awards to any new executive officers of the Corporation, provided that the stock option awards granted to any such new executive officers do not vest and shall not be exercised within the Lock-Up Period.  The Corporation and the Selling Shareholders agree that this Section 7.02 satisfies the requirements of Section 5.1 of the Registration Rights Agreement.

Section 7.03.  Unless the Corporation, the Selling Shareholders and the Lead Underwriter otherwise agree in writing, none of the Corporation, any Selling Shareholder nor any Underwriter has made and none of them will make any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the U.S. Securities Act); provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses or Marketing Materials, if any, included in Annex E hereto and in respect of any electronic roadshow furnished to the Lead Underwriter prior to first use and not objected to by the Lead Underwriter.  Any such free writing prospectus consented to by the Lead Underwriter, the Selling Shareholder or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Corporation agrees that (i) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

ARTICLE 8
Representations, Warranties and Covenants of the Selling Shareholders

Section 8.01.  Each of the Selling Shareholders severally represents, warrants and covenants to and with the Underwriters and the Corporation and acknowledges that the

 Underwriters and the Corporation are relying thereon in connection with the purchase by the Underwriters of the Offered Shares, that:

(a)      All consents, approvals, authorizations and orders necessary for the execution and delivery by such Selling Shareholder of this Agreement, and for the sale and delivery of the Offered Shares to be sold by such Selling Shareholder hereunder, have been obtained; and such Selling Shareholder has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Offered Shares to be sold by such Selling Shareholder hereunder; this Agreement has been duly authorized, executed and delivered by such Selling Shareholder.

(b)      The execution, delivery and performance by such Selling Shareholder of this Agreement, the sale of the Offered Shares to be sold by such Selling Shareholder and the consummation by such Selling Shareholder of the transactions contemplated herein or therein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of such Selling Shareholder pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such Selling Shareholder is a party or by which such Selling Shareholder is bound or to which any of the property or assets of such Selling Shareholder is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of such Selling Shareholder or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory agency.

(c)      Such Selling Shareholder has beneficial ownership of the Offered Shares to be sold at the Closing Date by such Selling Shareholder hereunder, free and clear of all liens, encumbrances, equities or adverse claims; such Selling Shareholder will have, immediately prior to the Closing Date, beneficial ownership of the Offered Shares to be sold at the Closing Date by such Selling Shareholder, free and clear of all liens, encumbrances, equities or adverse claims; and has all legal authority to cause good and valid title to such Offered Shares, free and clear of all liens, encumbrances, equities or adverse claims, to pass to the Underwriters.

(d)      Such Selling Shareholder has not taken and will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Offered Shares.

(e)      The Disclosure Package, at the Initial Sale Time did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that such Selling Shareholder makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with Underwriters Information; provided further, however, that such Selling Shareholder’s representation under this Section 8(e) shall only apply to any untrue statement of a material fact or omission to state a material fact made in reliance upon and in conformity with any Selling Shareholders Information.

(f)      Other than the Registration Statement, the Canadian Final Base Shelf Prospectus and the Final Prospectuses, such Selling Shareholder (including its agents and representatives, other than the Underwriters in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any Issuer Free Writing Prospectus, other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Annex E hereto, each electronic road show, if any, and any other written communications approved in writing in advance by the Corporation and the Lead Underwriter.

(g)      As of the Effective Date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment complied and will comply in all material respects with the Securities Act, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Final Prospectuses and any amendments or supplements thereto and as of the Closing Date, the Final Prospectuses will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that such Selling Shareholder makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with Underwriters Information; provided further, however, that such Selling Shareholder’s representation under this Section 8(g) shall only apply to any untrue statement of a material fact or omission to state a material fact made in reliance upon and in conformity with any Selling Shareholders Information.

(h)      As of the date hereof and as of the Closing Date, the sale of the Offered Shares by such Selling Shareholder is not and will not be prompted by any material information concerning the Corporation which is not set forth in the Registration Statement, the Disclosure Package or the Final Prospectuses.

Section 8.02.  Except for the sale of the Offered Shares as contemplated by this Agreement, during the Lock-up Period, each Selling Shareholder will not, without the prior written consent of the Lead Underwriter, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any financial instruments or securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares or such other securities which may be deemed to be beneficially owned by such Selling Shareholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Common Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any

Common Shares or any financial instrument or security convertible into or exercisable or exchangeable for Common Shares (including pursuant to the Registration Rights Agreement).  The Corporation and the Selling Shareholders agree that this Section 8.02 satisfies the requirements of Section 5.3 of the Registration Rights Agreement.

Section 8.03.  Each Selling Shareholder will deliver to the Lead Underwriter prior to or at the Closing Date a properly completed and executed United States Treasury Department Form W-9 or Form W-8, as applicable, together with all required attachments to such forms, in order to facilitate the Underwriters’ documentation of their compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated.

ARTICLE 9
Closing

Section 9.01.  The closing of the purchase and sale of any Offered Shares shall take place at the Closing Time at the offices of Davis Polk & Wardwell LLP in New York, New York or at such other time and place as may be agreed upon in writing by the Corporation, the Selling Shareholders and the Lead Underwriter.

Section 9.02.  Payment for the Offered Shares shall be made by wire transfer in immediately available funds to the account specified by the Selling Shareholders to the Lead Underwriter.

Section 9.03.  Payment for the Offered Shares shall be made against delivery to the account of the Lead Underwriter of the Offered Shares with any transfer taxes payable in connection with the sale of such Offered Shares duly paid by the Selling Shareholders.  Delivery of the Offered Shares shall be made through the facilities of The Depository Trust Company (“DTC”) unless the Lead Underwriter shall otherwise instruct.

Section 9.04.  The Corporation and the Selling Shareholders understand that a portion of the Offered Shares may be offered and sold in Canada by Canadian broker-dealer affiliates of the Underwriters pursuant to the Canadian Prospectus. The Underwriters hereby severally agree on behalf of their respective Canadian broker-dealer affiliates for the purposes of the placement of Offered Shares into Canada that, subject to the terms and conditions set forth herein, any Offered Shares sold to purchasers in Canada will be purchased by, or sold through, the Canadian broker-dealer affiliates from their respective U.S. broker-dealer affiliate at the Closing Date.

The parties agree that any sale of Offered Shares to a purchaser pursuant to an order received from a Selling Firm (including the Underwriters and their respective Canadian affiliates) shall be made from the Offered Shares and that the Canadian broker-dealer affiliated with such Selling Firm shall deliver or arrange to make delivery of a copy of the Canadian Prospectus to such purchaser in accordance with Canadian Securities Laws.

ARTICLE 10
Conditions Precedent

Section 10.01.    The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions the Corporation and the Selling Shareholders covenant to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time.  If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have.  At the Closing Time:

(a)      the Underwriters shall have received a certificate of the Corporation, dated the Closing Date, signed on behalf of the Corporation by its President and Chief Executive Officer and its Executive Vice-President and Chief Financial Officer, or by such other senior officers satisfactory to the Underwriters, certifying that:

(i)      the Corporation has complied with and satisfied in all material respects, all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)     the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(iii)    no event of a nature referred to in Section 11.01(a), (b), (c) or (d)(i) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of Section 11.01(b) hereof any requirement of an Underwriter to make a determination as to whether or not any event or change has, in the Underwriter’s opinion, had or would have the effect specified therein); and

(iv)    there has been no adverse material change, financial or otherwise, as at the Closing Date, in the business, earnings, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its Subsidiaries (taken as a whole) from that disclosed in the Canadian Prospectus, the Disclosure Package, the U.S. Prospectus or any Prospectus Amendment;

(b)      the Underwriters shall have received a certificate of the Selling Shareholders, in form and substance reasonably satisfactory to the Lead Underwriter, dated the Closing Date, certifying that:

(i)      each Selling Shareholder has complied with and satisfied in all material respects, all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time; and

(ii)      the representations and warranties of each Selling Shareholder contained herein are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(c)      the Underwriters shall have received comfort letters of PricewaterhouseCoopers LLP and Deloitte & Touche LLP, addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters of such auditors referred to in Section 3.01(f) hereof forward to the Closing Time, which comfort letters shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(d)      the Underwriters shall have received legal opinions, dated the Closing Date from Norton Rose Fulbright Canada LLP, Canadian counsel for the Corporation, to the effect set forth in Annex A hereto; from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Corporation, to the effect set forth in Annex B hereto; from Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, with respect to the offering and sale of the Offered Shares in Canada, the Canadian Prospectus and other related matters as the Underwriters may reasonably require; and from Davis Polk & Wardwell LLP, U.S. counsel for the Underwriters, with respect to the offering and sale of the Offered Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus (together with any amendment or supplement thereto) and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Corporation and that Canadian counsel for the Underwriters and Canadian counsel for the Corporation may rely upon the opinions of local counsel in the Provinces and Territories as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(e)      the Underwriters shall have received a legal opinion, dated the Closing Date from Québec counsel for the Corporation, to the effect that the laws of the Province of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Offered Shares in such province have been complied with;

(f)      the Underwriters shall have received a legal opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Selling Shareholders, dated as of the Closing Date and addressed to the Underwriters, a form of which is attached as Annex C, and of Kirkland & Ellis LLP, U.S. counsel to the Selling Shareholders, dated as of the Closing Date and addressed to the Underwriters, a form of which is attached as Annex C; the Underwriters shall also have received legal opinions of Walkers and Mourant Ozannes, local counsel for certain Selling Shareholders, dated as of the Closing Date and addressed to the Underwriters, in form and substance reasonably satisfactory to the Lead Underwriter;

(g)      the Corporation shall use its reasonable best efforts to obtain “lock-up” letters, each substantially in the form of Annex D hereto, from executive officers and directors of the Corporation relating to sales and certain other dispositions of Common Shares or certain other securities, delivered on or before the date hereof, which shall be in full force and effect on the Closing Date, and which the Corporation and the Selling Shareholders agree shall satisfy the requirements of Section 5.2 of the Registration Rights Agreement;

(h)      the Underwriters shall have received written confirmation from the Corporation’s registrar and transfer agent of the number of Common Shares issued and outstanding as of the day immediately prior to the Closing Date;

(i)      the Underwriters shall have received such further certificates and documents as the Lead Underwriter may reasonably request; and

(j)      the Underwriters shall have received from each Selling Shareholder prior to or at the Closing Date a properly completed and executed United States Treasury Department Form W-9 or Form W-8, as applicable, together with all required attachments to such forms, in order to facilitate the Underwriters’ documentation of their compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated.

Each of (i) the certificate of the Corporation in the form set forth in Section 10.01(a), (ii) the comfort letters of PricewaterhouseCoopers LLP and Deloitte & Touche LLP as required by Section 10.01(c), (iii) the legal opinions from Norton Rose Fulbright Canada LLP, Canadian counsel to the Corporation, and Paul, Weiss, Rifkind, Wharton & Harrison LLP, U.S. counsel to the Corporation, as required by Section 10.01(d), and (iv) the legal opinion from Québec counsel for the Corporation as required by Section 10.01(e), shall also be addressed to the Selling Shareholders and a copy of each of the foregoing shall be furnished to the Selling Shareholders at the Closing Time.

ARTICLE 11
Termination

Section 11.01.    In addition to any other remedies which may be available to the Underwriters, the Underwriters (collectively, or any one of them individually) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, if prior to the Closing Time:

(a)      any order to cease or suspend trading in any securities of the Corporation or any of its Subsidiaries, or prohibiting or restricting the distribution of the Offered Shares is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Offered Shares has been issued, or proceedings are announced or commenced or, to the

Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)      any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its Subsidiaries is announced or commenced or any order is issued by any Securities Commission, the SEC or by any other competent authority, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them), the announcement, commencement or issuance thereof, or change, as the case may be, materially adversely affects the trading or distribution of the Offered Shares;

(c)      either the Corporation or any Selling Shareholder shall be in breach of, default under or non-compliance with any representation, warranty, covenant, term or condition of this Agreement in any material respect;

(d)      (i) there shall occur any change as is contemplated in Section 6.01 hereof (other than a change related solely to the Underwriters) or, (ii) as a result of investigations after the execution hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the execution hereof and had not been disclosed prior to the execution hereof, which in their sole opinion would be expected to have a material adverse effect on the market price or value of the Common Shares or to result in purchasers of a material number of the Offered Shares exercising their right under the Canadian Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof; or

(e)      (A) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, or (B) there shall have been any attack on or outbreak or escalation of hostilities or acts of terrorism involving Canada or the United States, any declaration of war by Canada or the United States or any other substantial national or international calamity or emergency, which, in the opinion of the Underwriters (or any one of them) (i) materially adversely affects or involves, or will materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and its Subsidiaries (taken as a whole); or (ii) is expected to prevent, suspend or materially restrict the trading in the Offered Shares.

Any such termination shall be effected by an Underwriter or the Underwriters giving written notice to the Corporation and the Selling Shareholders at any time prior to the Closing Time.  In the event of a termination by any of the Underwriters pursuant to this Section 11.01, there shall be no further liability on the part of the other Underwriters or of the Corporation or any Selling Shareholder to such Underwriters except in respect of the payment of such of the expenses referred to in Article 14 hereof payable as set forth therein as shall previously have been incurred and any liability of the Corporation or any Selling Shareholder to such Underwriters which may have arisen or may thereafter arise under Article 13 hereof.

ARTICLE 12
Conditions

Section 12.01.    All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares by notice in writing to that effect given to the Corporation and the Selling Shareholders at or prior to the Closing Time.  The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

ARTICLE 13
Indemnification and Contribution

Section 13.01.    The Corporation agrees to and shall indemnify and hold harmless each of the Underwriters, their affiliates involved in the distribution of the Offered Shares and each of the Selling Shareholders and their respective directors, officers, shareholders, agents and employees and each person who controls any Underwriter, its affiliates involved in the distribution of the Offered Shares or Selling Shareholder within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Offered Shares), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of:

(a)      any information or statement (except where made in reliance on and in conformity with Underwriters Information or Selling Shareholders Information) in any Offering Document or in the Disclosure Package, the U.S. Prospectus or in any other document incorporated therein by reference being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except where made in reliance on and in conformity with Underwriters Information or Selling Shareholders Information) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)      any order made or any inquiry, investigation or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except where made in reliance on and in conformity with Underwriters Information or Selling Shareholders Information) in the Public Record,

preventing or restricting the trading in or the distribution of the Offered Shares or any of them in any of the Provinces and Territories or in the United States;

(c)      the Corporation not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated herein; and

(d)      any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this Agreement.

Section 13.02.    Each of the Selling Shareholders, severally in proportion to the number of Offered Shares to be sold by such Selling Shareholder hereunder, agrees to indemnify and hold harmless each of the Underwriters, their affiliates involved in the distribution of the Offered Shares and the Corporation and their respective directors, officers, shareholders, agents and employees and each person who controls any Underwriter, its affiliates involved in the distribution of the Offered Shares or the Corporation within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act, in the same manner and to the same extent as the foregoing indemnity from the Corporation set forth in Section 13.01 above, in each case only insofar as such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are based upon, (i) with respect to the matters described in Section 13.01(a) and (b), any Selling Shareholders Information, (ii) the Selling Shareholder not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated herein, or (iii) any breach of, default under or non-compliance by the Selling Shareholder with any representation, warranty, term or condition of this Agreement.

Section 13.03.    As used in this Article 13, (i) “Indemnified Party” means a person seeking indemnity or making a claim for indemnification under Section 13.01 or Section 13.02, as applicable, and “Indemnified Parties” means each of them, and (ii) “Indemnifying Party” means the applicable person or persons against whom such indemnity may be sought.

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 13.01 or Section 13.02 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, then each Indemnifying Party shall contribute to the aggregate amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party or Indemnified Parties as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)      in such proportion as is appropriate to reflect (i) as between a Selling Shareholder and the Underwriters, the relative benefits received by the Selling Shareholder on the one hand and by the Underwriters on the other hand from the offering of the Offered Shares; (ii) as between the Corporation and a Selling Shareholder, the relative fault of the Corporation on the one hand and the Selling Shareholder on the other hand, as well as any other relevant equitable considerations; and (iii) as between the Corporation and the Underwriters, the relative fault of the Corporation on the one hand and the Underwriters on the other hand, as well as any other relevant equitable considerations; or

(b)      if the allocation provided by clause (a)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a)(i) above but also the relative fault of the Selling Shareholder on the one hand and the Underwriters on the other hand, as well as any other relevant equitable considerations; provided that no Underwriter shall in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the total underwriting discounts and commissions received by the Underwriter with respect to the offering of the Offered Shares.

The relative benefits received by the Selling Shareholder on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of the Offered Shares (before deducting expenses) received by the Selling Shareholder is to the total underwriting discounts and commissions received by the Underwriters in connection with the Offered Shares sold by such Selling Shareholder, based on the Purchase Price of the Offered Shares.

The relative fault of the Corporation, the Selling Shareholders and the Underwriters shall be determined by reference to, among other things, whether the matters or things referred to in Section 13.01 or Section 13.02 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done (including any non-compliance, breach or default) by or on behalf of the Corporation, the Selling Shareholders or the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 13.01 or Section 13.02 hereof.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 13.03 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 13.03.  Notwithstanding the provisions of this Section 13.03, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Section 13.04.    If any matter or thing contemplated by this Article 13 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Indemnifying Party and the other parties to this Agreement of the nature of such claim (provided that any failure to so notify the Indemnifying Party or any such other party promptly shall relieve the Indemnifying Party or such other party, as applicable, of liability under this Article 13 only to the extent that such failure prejudices the Indemnifying Party’s or such other party’s ability to defend such claim), and the

Indemnifying Party shall, subject as hereinafter provided, be entitled (but not required) to assume the defense of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim.  Any such defense shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Indemnifying Party or any other Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party.  An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnifying Party fails to assume the defense of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Indemnifying Party; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Indemnifying Party and the Indemnified Party shall have received a written opinion from counsel that there may be one or more legal defenses available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party and that representation of the Indemnified Party by counsel to the Indemnifying Party is inadvisable as a result of the potential or actual conflicts of interest of those represented (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel).

It is the intention of the parties to constitute each of the Underwriters, the Selling Shareholders and the Corporation as trustees for their respective affiliates involved in the distribution of the Offered Shares and the respective directors, officers, shareholders, agents and employees, and each person who controls any Underwriter, Selling Shareholder or the Corporation, respectively, of the covenants of the applicable Indemnifying Party under Section 13.01, Section 13.02 and Section 13.03 hereof, as applicable, with respect to their respective directors, officers, shareholders, affiliates involved in the distribution of the Offered Shares, agents and employees, and each person who controls any Underwriter, and the Underwriters, the Selling Shareholders and the Corporation agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

Section 13.05.    Each of the Corporation and the Selling Shareholders agrees that in case any legal proceedings or investigation shall be brought against or initiated against it by any governmental commission, regulatory authority, exchange, court or other authority and any of the Underwriters or their representatives or related Indemnified Parties shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation or the Selling Shareholders, as applicable, by one or more of the Underwriters or their affiliates involved in the distribution of the Offered Shares in connection with the sale of the Offered Shares, the Corporation and each Selling Shareholder, as applicable, agrees to pay the Underwriter or their affiliates involved in the distribution of the Offered Shares the reasonable costs (including an amount to reimburse the Underwriter for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

Section 13.06.    The rights provided in this Article 13 shall be in addition to and not in derogation of any other right which the Underwriters, the Corporation and the Selling Shareholders may have by statute or otherwise at law.

ARTICLE 14
Expenses

Section 14.01.    If the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Offered Shares shall be borne by the Selling Shareholders, including, without limitation, expenses payable in connection with the qualification of the Offered Shares for distribution in the Provinces and Territories and in the United States; the preparation, printing, issuance and delivery of certificates for the Offered Shares, including any stamp or transfer taxes in connection with the transfer and sale of the Offered Shares; if applicable, any registration or qualification of the Offered Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Offered Shares; all other costs and expenses of the Corporation and the Selling Shareholders and their respective representatives incident to the performance by the Corporation and the Selling Shareholders of their obligations hereunder; the fees and expenses of counsel and auditors for the Corporation and counsel for the Selling Shareholders; and, except as expressly set forth in Section 2.3(i) of the Registration Rights Agreement in force on the date hereof with respect to the Canadian Final Base Shelf Prospectus and the Registration Statement, all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Canadian Prospectus, any Marketing Materials, the Registration Statement, the U.S. Prospectus and any Issuer Free Writing Prospectus, excepting Underwriters’ out-of-pocket expenses and the fees and expenses of counsel for the Underwriters.  Notwithstanding the foregoing, the Underwriters’ out-of-pocket expenses and fees and expenses of counsel for the Underwriters shall be paid by the Underwriters except that the Underwriters will be reimbursed by the Selling Shareholders for all of the reasonable fees and expenses incurred by the Underwriters (including the reasonable fees and expenses of their counsel) if the sale of the Offered Shares as contemplated herein is not completed other than by reason of default by any of the Underwriters.

ARTICLE 15
Several Obligations

Section 15.01.    The Underwriters’ obligations to purchase the Offered Shares at the Closing Time shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the Offered Shares to be purchased at that time:

Credit Suisse Securities (USA) LLC	50.00%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	25.00%
Morgan Stanley & Co. LLC	25.00%
100.00%

Subject to Section 15.02, no Underwriter shall be obligated to take up and pay for any of the Offered Shares to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Offered Shares set out opposite their name above.

Section 15.02.    If any one or more of the Underwriters fails to purchase its or their applicable percentage of the Offered Shares at the Closing Time, and if the aggregate number of Offered Shares not purchased is:

(a)      less than or equal to 10% of the Offered Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Offered Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)      greater than 10% of the Offered Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Offered Shares, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Offered Shares which would otherwise have been purchased by the defaulting Underwriter or Underwriters;

and the remaining Underwriters shall also have the right, by notice in writing to the Corporation and the Selling Shareholders, to postpone the Closing Time for a period not exceeding two business days.

Section 15.03.    In the event that the right to purchase under Section 15.02(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Selling Shareholders and the Corporation on submission to the Selling Shareholders and the Corporation of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Closing Time.

Section 15.04.    Nothing in this Article 15 shall obligate the Selling Shareholders to sell to any or all of the Underwriters less than all of the Offered Shares or shall relieve any of the Underwriters in default hereunder from liability to the Corporation or the Selling Shareholders or to any non-defaulting Underwriter in respect of its default hereunder.  In the event of a termination by the Corporation or any Selling Shareholder of its obligations under this Agreement, there shall be no further liability on the part of the Corporation or any Selling Shareholder to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article 13 or Article 14 hereof.

ARTICLE 16
Lead Underwriter

Section 16.01.    All steps which must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by Article 11, Article 13, and Article 15 hereof may be taken by the Lead Underwriter on the Underwriters’ behalf, and this Agreement is the Corporation’s and the Selling Shareholders’ authority for dealing solely with, and accepting notification from, the Lead Underwriter with respect to any such steps on their behalf.  Other than as set forth in this Section 16.01, no action by any Underwriter shall be binding on any other Underwriter.

ARTICLE 17
Notices

Section 17.01.    Any notices or other communication to be given hereunder shall:

(a)      in the case of notice to the Corporation, be addressed to the attention of the Executive Vice-President and Chief Financial Officer, with a copy to the attention of the Corporate Secretary, at the address on page 1 hereof (facsimile: (403) 250-9000);

(b)      in the case of notice to the Underwriters, be addressed as follows:

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY  10010-3629

Attention:    Equity Capital Markets, with a copy to the Legal Department; and

(c)      in the case of notice to the Selling Shareholders, be addressed as follows:

Pershing Square Capital Management, L.P.
888 Seventh Ave.
42nd Floor
New York, NY 10019

Attention:    Steve Milankov, Ramy Saad or Ben Hakim

Facsimile:             (212) 286-1133

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by facsimile, and shall be deemed to be given at the time faxed or delivered, if faxed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located).  Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

Section 17.02.    (a) By the execution and delivery of this Agreement, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Offered Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Corporation shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding.  The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Offered Shares shall be outstanding.  By the execution and delivery of this Agreement, the Selling Shareholders (i) acknowledge that they have irrevocably designated and appointed Pershing Square Capital Management, L.P. (“Pershing Square”), 888 Seventh Avenue, 42nd Floor, New York, NY 10022, Attention: Legal Department, Phone: (212) 813-3700 (with copies to Davies Ward Phillips & Vineberg, LLP, 155 Wellington Street West, Toronto, ON M5V 3J7, Telephone: (416) 367-7459), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Offered Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that Pershing Square has accepted such designation, and (ii) agrees that service of process upon Pershing Square and written notice of said service to the Selling Shareholders shall be deemed in every respect effective service of process upon the Selling Shareholders in any such suit or proceeding.  The Selling Shareholders further agree to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Pershing Square in full force and effect so long as any of the Offered Shares shall be outstanding.

(a)      The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the federal courts of the United States or the courts of the state of New York, in each case located in the Borough of Manhattan in the City of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.  To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.  The provisions of this Section 17.02 shall survive any termination of this Agreement, in whole or in part.

ARTICLE 18
Miscellaneous

Section 18.01.    Unless otherwise indicated, all references herein to currency shall be to the lawful money of the United States.

Section 18.02.    The representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Shares.

Section 18.03.    Time shall be of the essence of this Agreement.

Section 18.04.    This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.  A signed counterpart of this Agreement provided by way of facsimile or other electronic transmission shall be as binding upon the parties as an originally signed counterpart.

Section 18.05.    If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

Section 18.06.    The Corporation and each Selling Shareholder acknowledge and agree that (i) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Selling Shareholders and the Corporation, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Corporation or any Selling Shareholder, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Corporation or any Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation or any Selling Shareholder on other matters) or any other obligation to the Corporation or any Selling

Shareholder except the obligations expressly set forth in this Agreement and (iv) the Corporation and each Selling Shareholder has consulted its own legal and financial advisors to the extent it deemed appropriate.  The Corporation and each Selling Shareholder agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

Section 18.07.    This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in such state.

Section 18.08.    The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Corporation with respect to the subject matter hereof; and the terms, provisions and conditions hereof are deemed to satisfy and supersede in all respects the terms, provisions, conditions and obligations contained in the Registration Rights Agreement with respect to the offering of the Offered Shares, except as expressly set forth herein.

Section 18.09.    Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Lead Underwriter.  Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Selling Shareholders of the Common Shares on the terms set out herein.  Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

CREDIT SUISSE SECURITIES (USA) LLC
Acting on behalf of itself and
the several Underwriters named herein.

By:	Credit Suisse Securities (USA) LLC

By:	/s/ David Hermer
	Name:	David Hermer
	Title:	Head of Equity Capital Markets Americas

Accepted and agreed as of the date hereof.

Accepted:

CANADIAN PACIFIC RAILWAY LIMITED

By:	/s/ Brian Grassby
Name: Brian Grassby
Title: Senior Vice-President and Chief Financial Officer

By:	/s/ Paul Guthrie
Name: Paul Guthrie
Title Chief Legal Officer and Corporate Secretary

PERSHING SQUARE, L.P.
By: Pershing Square GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman, Managing Member

PERSHING SQUARE II, L.P.
By: Pershing Square GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman, Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.
By: Pershing Square Capital Management, L.P., its Investment Manager
By: PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman, Managing Member

PERSHING SQUARE HOLDINGS, LTD.
By: Pershing Square Capital Management, L.P., its Investment Manager
By: PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman, Managing Member

Schedule 1
Selling Shareholders

Pershing Square, L.P.
Pershing Square II, L.P.
Pershing Square International, Ltd.
Pershing Square Holdings, Ltd.

1-1

ANNEX A

Opinion of Norton Rose Fulbright Canada LLP

1.           The Corporation is a corporation incorporated and existing under the laws of Canada and has the corporate power to conduct its business as described in the Final Prospectuses.

2.           Each of Canadian Pacific Railway Company and Mount Stephen Properties Inc. (individually a “Canadian Subsidiary” and collectively the “Canadian Subsidiaries”) is a corporation incorporated and existing under the laws of Canada and has the corporate power to conduct its business as described in the Final Prospectuses.

3.           The authorized share capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, issuable in series.

4.           The Corporation has the corporate power to enter into and deliver the Underwriting Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby and the Underwriting Agreement has been duly authorized and, to the extent execution and delivery are governed by Alberta law, executed and delivered by the Corporation and is a legal, valid and binding agreement of the Corporation.

5.           The attributes of the Common Shares of the Corporation conform in all material respects with the description thereof in the Final Prospectuses.

6.           The execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under, the Underwriting Agreement will not contravene any provisions of (i) the articles of incorporation or by-laws of the Corporation, (ii) any laws of Canada or the Province of Alberta, (iii) any indenture, mortgage, deed of trust, loan, credit agreement, note or any other agreement of the Corporation or the Canadian Subsidiaries listed in Schedule A hereto, or (iv) to our knowledge, any judgment, order or decree of any governmental body, agency or court in Canada having jurisdiction over the Corporation or the Canadian Subsidiaries except in the case of (ii) or (iii), such contraventions that, individually, or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Corporation and its subsidiaries, taken as a whole.

7.           No consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency is required for the execution, delivery and performance by the Corporation of the Underwriting Agreement or the consummation by the Corporation of the transactions contemplated therein, except such as may have been made or obtained.

8.           The Corporation is a “reporting issuer”, or its equivalent, in each of the Provinces and Territories and it is not listed as in default of any requirement of the securities laws in any of the Provinces and Territories in those jurisdictions where such lists are maintained.

9.           All necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the laws of each of the Provinces and Territories in order to qualify the distribution of the Offered Shares to the public in each of such Provinces and Territories by or through investment dealers and brokers duly registered under the applicable laws of such Provinces and Territories who have complied with the relevant provisions of such laws, and to such counsel’s knowledge no order having the effect of ceasing or suspending the distribution of the Offered Shares has been issued by any Securities Commission and no proceedings for that purpose have been instituted or are pending.

10.           Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the Common Shares.

11.           The submission by the Corporation to the non-exclusive jurisdiction of the courts of the State of New York or the courts of the United States of America sitting in The City of New York, contained in the Underwriting Agreement, would be recognized and given effect by the courts of the Province of Alberta as a valid submission to the jurisdiction of such courts, provided that the applicable provisions, if any, of the Underwriting Agreement, respecting service of process on the Corporation are complied with.

12.           The courts in the Province of Alberta would recognize the appointment by the Corporation of CT Corporation System as its agent for service of process in the United States of America under the Underwriting Agreement.

Such counsel will state separately that such counsel has participated in the preparation of the Canadian Final Base Shelf Prospectus, the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Prospectus in connection with the offering of the Offered Shares and in conferences with officers and other representatives of the Corporation, representatives of the independent chartered accountants of the Corporation and representatives of the Underwriters, at which the contents of the Canadian Final Base Shelf Prospectus, the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Prospectus and related matters were discussed.  Although such counsel need assume no responsibility for, nor make any special inquiry or independent investigation in respect of, the accuracy, completeness or fairness of statements of fact contained in the Canadian Final Base Shelf Prospectus, the Registration Statement, the Canadian Prospectus, the Disclosure Package and the U.S. Prospectus (including the documents incorporated by reference therein), except as expressly stated herein, on the basis of and relying upon the foregoing, such counsel confirms that no facts have come to their attention that have caused them to believe that

(a) the Canadian Prospectus and the U.S. Prospectus (other than the financial statements and related reports thereon or schedules and other financial or accounting data, as to which such counsel need express no opinion), as of its date and at the Closing Date, contained or contain an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (b) as of the Initial Sale Time, the Disclosure Package (other than the financial statements and related reports thereon or schedules and other financial or accounting data, as to which such counsel need express no opinion) contained or contain an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and they do not know, without any special inquiry or independent investigation, of any documents of a character required to be incorporated by reference into the Canadian Prospectus, the Disclosure Package and the U.S. Prospectus or required to be described in the Canadian Prospectus, the Disclosure Package and the U.S. Prospectus which are not incorporated by reference or described therein as required.  For the purpose of this paragraph “material fact” means a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Offered Shares.

SCHEDULE A

TO ANNEX A

1.           Trust Indenture dated May 23, 2008 between Canadian Pacific Railway Company and Computershare Trust Company of Canada

2.           Trust Indenture dated May 30, 2002 between Canadian Pacific Railway Company and Computershare Trust Company of Canada

3.           The credit agreement dated October 4, 2007, as amended, among Canadian Pacific Railway Company, as borrower, and Canadian Pacific Railway Company Limited, as covenantor, and Royal Bank of Canada, as administrative agent, and Morgan Stanley Senior Funding, Inc., as syndication agent and the financial institutions identified therein as lenders

4.           The credit agreement dated December 14, 2007, as amended, among Canadian Pacific Railway Company and CPR Securities Ltd., as borrowers, Canadian Pacific Railway Company Limited, as covenantor, Royal Bank of Canada, as administrative agent, and the financial institutions identified therein as lenders

5.           Confidential Contract made pursuant to Section 126 of the Canada Transportation Act, as of April 1, 2004, between Canadian Pacific Railway Company and Elk Valley Coal Corporation

6.           Trust Agreement dated July 3, 1996 between Canadian Pacific Limited and Bank of Montreal Trust Company

7.           Secured Equipment Note Indenture dated September 24, 1999 between Canadian Pacific Railway Company and The Trust Company of Bank of Montreal

8.           Loan Agreement made as of December 12, 2003 between Royal Bank of Canada as Bank, CPR Leasing Ltd. as Borrower and 3083745 Nova Scotia Limited and Canadian Pacific Railway Company Limited as Guarantors

9.           Credit Agreement (Eligible Restructuring Notes) dated as of December 31, 2008 among Canadian Pacific Railway Company and CPR Securities Ltd. as Borrowers and Canadian Pacific Railway Limited as Covenantor and National Bank of Canada as Lender

10.           Credit Agreement (Ineligible Restructuring Notes) dated as of December 31, 2008 among Canadian Pacific Railway Company and CPR Securities Ltd. as Borrowers and Canadian Pacific Railway Limited as Covenantor and National Bank of Canada as Lender

11.           The Credit Agreement dated June 13, 2013, among Canada Pacific Railway Company, as borrower, Canadian Pacific Railway Limited, as guarantor, and Alberta Treasury Branches, as lender.

12.           The Credit Agreement dated August 22, 2013, among Canada Pacific Railway Company, as borrower, Canadian Pacific Railway Limited, as convenantor, and Canadian Imperial Bank of Commerce, as lender.

13.           The Credit Agreement dated August 22, 2013, 2013, among Canada Pacific Railway Company, as borrower, Canadian Pacific Railway Limited, as guarantor, and The Royal Bank of Canada, as lender.

14.           The Credit Agreement dated April 12, 2013, among Canada Pacific Railway Company, as borrower, Canadian Pacific Railway Limited, as guarantor, and The Bank of Nova Scotia, as lender.

15.           The Credit Agreement dated October 21, 2013, among Canada Pacific Railway Company, as borrower, Canadian Pacific Railway Limited, as guarantor, and The Toronto-Dominion, as lender.

16.           The  Contract made pursuant to section 126 of the Canada Transportation Act, as of April 1, 2011 between Teck Coal Limited and Canadian Pacific Railway Company.

ANNEX B

Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

1.           Each subsidiary listed on Schedule A hereto (individually a “U.S. Subsidiary” and collectively the “U.S. Subsidiaries”) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  The U.S. Subsidiaries have all necessary corporate power and authority to own and hold their respective properties and conduct their respective businesses as described in the Disclosure Package and the U.S. Prospectus;

2.           The Registration Statement and the U.S. Prospectus, as of their respective effective or issue dates, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act (the “Rules and Regulations”), except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which such counsel expresses no opinion; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act.

3.           No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel expresses no opinion) is required under any Applicable Law for the issuance or sale of the Offered Shares or the performance by the Corporation of its obligations under the Underwriting Agreement.  For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.  For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement.

4.           The Underwriting Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Corporation.

5.           The Corporation is not required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

6.           Under the laws of the State of New York relating to submission to jurisdiction, the Corporation has, pursuant to Section 17.02 of this Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the State of New York, in any action arising out of or relating to the Underwriting Agreement or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed the Agent for Service as its authorized agent for the purpose described in Section 17.02 hereof; and service of process effected on such agent in the manner set forth in Section 17.02 hereof will be effective to confer valid personal jurisdiction over the Corporation.  This opinion may be subject to the qualification that such counsel expresses no opinion as to enforceability of foreign selection clauses in the federal courts.

7.           The compliance by the Corporation with all of the provisions of the Underwriting Agreement and the performance by the Corporation of its obligations thereunder will not (i) result in a violation of the charter or by-laws of the U.S. Subsidiaries, (ii) breach or result in a default under any agreement, indenture or instrument listed on Schedule B hereto, or (iii) violate Applicable Law or any judgment, order or decree of any court or arbitrator in the United States known to such counsel, except where, in the case of (ii) and (iii) above, the breach would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its Subsidiaries, taken as a whole.

In rendering such opinion, such counsel may include customary assumptions and qualifications and may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials and on the representations and warranties of the Corporation made in the Underwriting Agreement.

Such counsel will state in a separate letter that they have participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Prospectus (excluding the documents incorporated by reference therein) and in conferences with officers and other representatives of the Corporation, representatives of the independent chartered accountants for the Corporation, the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Disclosure Package and the U.S. Prospectus and related matters were discussed and, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), no facts have come to their attention to lead them to believe that (a) the Registration Statement (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from such document, as to which such counsel expresses no such belief), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) at the time the U.S. Prospectus was issued, at the time any amended or supplemented prospectus was issued or at the Closing Time, the U.S. Prospectus or any other amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from those documents, as to which such counsel expresses no such belief) included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) as of the Initial Sale Time, the Disclosure Package (except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from those documents, as to which such counsel expresses no such belief) contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

SCHEDULE A

TO ANNEX B

DELAWARE SUBSIDIARIES

Name	Percent Ownership
Soo Line Holding Company	100%
Delaware and Hudson Railway Company, Inc.	100%
Dakota, Minnesota & Eastern Railroad Corporation	100%

SCHEDULE B1

TO ANNEX B

1.	The Indenture, dated as of October 30, 2001, by and between Canadian Pacific Railway Company and The Bank of New York.

2.	The Indenture, dated as of May 8, 2007, by and between Canadian Pacific Railway Company and The Bank of New York.

3.	The Supplemental Indenture, dated as of May 20, 2008, by and between Canadian Pacific Railway Company and The Bank of New York.

4.	Indenture dated as of July 15, 1991 between Canadian Pacific Limited and Harris Trust and Savings Bank

5.	Indenture between Canadian Pacific Railway Company and the Bank of New York made as of October 30, 2001 providing for the issue of Debt Securities in unlimited principal amount

6.	Initial Equipment Note Purchase Agreement dated as of September 7, 1995 among Royal Bank of Canada, CM Leasing Company and Harris Trust and Savings Bank

___________________________
1 To be confirmed

ANNEX C

Opinions of Davies Ward Phillips & Vineberg LLP

1.
The execution and delivery by each Selling Shareholder of, and the performance by each Selling Shareholder of its obligations under, the Underwriting Agreement will not contravene any provisions of the laws of the Provinces of Quebec and Ontario and the federal laws applicable therein.

2.
No approval, authorization, consent or other order of, permit, qualification, license, decree, and no filings, registration or recording with, any government, governmental instrumentality, authority, agency or court having jurisdiction over the Selling Shareholders is required of the Selling Shareholders  under the laws of the Provinces of Québec and Ontario and the federal laws of Canada applicable therein for the performance by the Selling Shareholders of their obligations under the Underwriting Agreement in connection with the sale of the Offered Shares thereunder or the consummation of the transactions contemplated by the Underwriting Agreement except as have been obtained or made prior to the date hereof.

3.
No withholding tax imposed under the federal laws of Canada or the laws of the Province of Ontario will be payable in respect of any commission or fee to be paid by the Selling Shareholders pursuant to the Underwriting Agreement to an Underwriter that is not resident in Canada for purposes of the Income Tax Act (Canada), provided that such Underwriter deals at arm’s length (as such term is understood for purposes of the Income Tax Act (Canada)) with the Corporation and each Selling Shareholder, any such commission or fee is payable in respect of services rendered by such Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

Opinions of Kirkland & Ellis LLP

1.	The Underwriting Agreement has been duly authorized by each of the Delaware Selling Stockholders.

2.
The Underwriting Agreement has been duly executed and delivered by or on behalf of each of the Delaware Selling Stockholders and, to the extent that execution and delivery are matters of the law of the State of New York, by the Foreign Selling Stockholders.

3.
The execution and delivery of the Underwriting Agreement by each Selling Stockholder, and the sale by each Selling Stockholder of the Shares to be sold by such Selling Stockholder in accordance with the provisions of the Underwriting Agreement, do not and will not (i) with respect to the Delaware Selling

C-1

Stockholders, violate or conflict with any of the terms or provisions of limited partnership agreement and/or other organizational document of such Delaware Selling Stockholder, or (ii) violate any Specified Law, except in each of the cases of clause (i), for any such violation, conflict, breach or default which has been waived by the party or parties with power to waive such violation, conflict, breach or default, and except the case of clause (ii), for any such violation, conflict, breach or default which, individually or in the aggregate, would not materially adversely affect such Selling Stockholder’s ability to perform its obligations under the Underwriting Agreement.

4.
To our knowledge, no consent, approval, authorization, or order of, or qualification with, any governmental body or agency is required to be obtained by any Selling Stockholder under any Specified Law with respect to the sale of the Shares by such Selling Stockholder and the performance by such Selling Stockholder of its obligations under the Underwriting Agreement.

5.
Upon payment for the Shares to be sold by the Selling Stockholders to the Underwriter pursuant to the Underwriting Agreement, delivery of such Shares, as directed by the Underwriter, to Cede or such other nominee as may be designated by DTC, registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the records of DTC to securities accounts of the Underwriter: (A) under Section 8 501 of the Uniform Commercial Code as in effect in the State of New York (the “UCC”), the Underwriter will acquire a “security entitlement” (within the meaning of Section 8-102(a)(17) of the UCC) in respect of such Shares; and (B) assuming the Underwriter have so acquired such security entitlement without notice of any adverse claim (within the meaning of Sections 8 102(a)(1) and 8-105 of the UCC) to such Shares, no action based on any adverse claim (within the meaning of Sections 8-102(a)(1) and 8 105 of the UCC) to such Shares may be asserted against the Underwriter.  For purposes of our opinion in this paragraph 5, we have assumed that when such payment, delivery, registration and crediting occur, (x) the Shares being sold by the Selling Stockholders will have been registered in the name of Cede or such other nominee as may be designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, by-laws and applicable law, (y) DTC will be a “clearing corporation” and thus a “securities intermediary” within the meaning of Section 8 102 of the UCC and its jurisdiction for purposes of Article 8 of the UCC will be the State of the New York and (z) appropriate entries to the securities account or accounts in the name of the Underwriter on the records of DTC will have been made pursuant to the UCC.

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ANNEX D

Form of Lock-up Agreement

October 24, 2013

Canadian Pacific Railway Limited
500, 401 – 9th Avenue
Calgary, Alberta, Canada T2P 4Z4

Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC

c/o  Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY   10010-3629

Dear Sirs:

The undersigned, an executive officer or director of Canadian Pacific Railway Limited, a corporation organized under the laws of Canada, and any successor (by merger or otherwise) thereto (the “Company”), understands that Credit Suisse Securities (USA) LLC, as lead underwriter (“Credit Suisse”), and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (together with Credit Suisse, the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company and certain selling shareholders named therein (the “Selling Shareholders”), providing for the public offering (the “Public Offering”) of common shares (the “Securities”) of the Company.

As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in an orderly market for the Securities of the Company, the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, (collectively, the “Lock-Up Securities”), whether any such aforementioned transaction is to be settled by delivery of the Lock-Up Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse.  In addition, the undersigned agrees that, without the prior written consent of Credit Suisse, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 90 days after the public offering date set forth on the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement, to which you are or expect to become parties.

In the event that all or any percentage of Securities held by any other person or entity subject to a lock-up agreement related to the Public Offering is released from any restrictions set forth in such agreement, the same percentage of Securities held by the undersigned, on a fully diluted basis, shall be immediately and fully released from any remaining restrictions under this Lock-Up Agreement concurrently therewith, and Credit Suisse shall notify the undersigned of such release concurrently with notification to such other released party.

The undersigned agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Lock-Up Agreement.  A transfer of Securities to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer, such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period).

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation among the Company, the Selling Shareholders and the Underwriters.

This Lock-Up Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  This Lock-Up Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before November 30, 2013.  This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[Name of stockholder]

ANNEX E

Issuer Free Writing Prospectuses

Press release dated as of October 24, 2013 entitled “Canadian Pacific Railway Limited announces sale of its common shares by Pershing Square” filed by the Corporation with the SEC under Rule 433 of the U.S. Securities Act.

Pricing Information

●	Number of Offered Shares to be sold by the Selling Shareholders: 5,965,304

●	Offering price to the public: Price per share paid by each applicable investor

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